Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.faegredrinker.com

September 30, 2020

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Long

RE:	Hatteras VC Co-Investment Fund II, LLC (811-22251)

Sarbanes-Oxley Review

Dear Mr. Long:

The following responds to the SEC Staff’s comments that you provided by telephone on August 31, 2020 regarding the review of the N-CSR (the “Shareholder Report”) of the Hatteras VC Co-Investment Fund II, LLC (the “Registrant” of the “Fund”) for its fiscal year ended June 30, 2019.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response.

1. Comment: Note 2 to the Fund’s financial statements states that cash and cash equivalents include a money market fund which has a maturity of three months or less. To the extent that the Fund invests in a money market fund, such holding should be shown as a separate portfolio holding on the Fund’s Schedule of Investments.

Response: The Registrant confirms that it will do so going forward.

2. Comment: In accordance with Regulation S-X Part 210.6-07, please ensure that the full amount of the management fee due to the Fund’s investment adviser, Hatteras Funds, LP (the “Adviser”) under the Fund’s investment management agreement with the Adviser is disclosed as a separate line item in the Fund’s Statement of Operations. To the extent such management fee is being fully waived by the Adviser, please also disclose such waiver as a separate line item in the Statement of Operations.

Response: The Registrant will disclose the management fee and its waiver as separate line items in the Fund’s Statement of Operations going forward.

3. Comment: In accordance with Regulation S-X Part 210.6-07, please note that any “Other expenses” under “Operating expenses” in the Fund’s Statement of Operations that are greater than 5% of the Fund’s “Total operating expenses” must be stated separately as their own line item. Please supplementally confirm whether any “Other expenses” in the Fund’s Statement of Operations are greater than 5% of the Fund’s “Total operating expenses.”

Response: The Registrant confirms that all “Other expenses” in the Fund’s Statement of Operations were less than 5% of the Fund’s “Total operating expenses.”

4. Comment: The Fund’s Financial Highlights disclose distributions “from return of capital and capital gains.” Pursuant to Item 4 of Form N-2, distributions from capital gains and return of capital distributions should be presented in the Financial Highlights as separate line items. Please supplementally explain the nature of the distributions made by the Fund during the fiscal year ended June 30, 2019.

Response: The Registrant confirms that the distributions made by the Fund during the fiscal year ended June 30, 2019 were 100% return of capital from investment exit proceeds. The Registrant notes that any future distributions will be presented in the Financial Highlights as separate line items going forward.

5. Comment: Please supplementally confirm whether written notices pursuant to Rule 19a-1 were provided in connection with any return of capital distributions.

Response: The Registrant so confirms.

6. Comment: Please supplementally explain why an amended Form N-CEN was filed on June 19, 2019.

Response: An amended Form N-CEN was filed on June 19, 2019 in response to the SEC’s request to correct the Fund’s designation in Item C.3. “Type of fund.” In the Fund’s initial Form N-CEN filing submitted with the SEC on September 13, 2018, the Fund had been inadvertently designated as an “Interval Fund” and the amended N-CEN corrected that designation to “N/A.”

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or, in my absence, to Catherine DiValentino at (215) 988-2497.

Regards,

/s/ Joshua B. Deringer

Joshua B. Deringer

Copy to: David Perkins

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